 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Greenrose Holding Company Inc.

(Name of Issuer)

Common Stock, $0.0001 per share par value

(Title of Class of Securities)

395392103

(CUSIP Number)

Greenrose Associates LLC

Attn: William F. Harley III

111 Broadway

Amityville, NY 11701

(516) 346-5270

Copies to:

Guy Molinari

Tarter Krinsky & Drogin LLP

1350 Broadway

New York, New York 10018

(212) 216-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1	NAMES OF REPORTING PERSONS Greenrose Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,430,289 Shares (1)
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 8,430,289 Shares (1)
	10	SHARED DISPOSITIVE POWER 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,430,2895 Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount reflects 4,312,500 shares of common stock owned by the Reporting Person and 220,000 shares of common stock underlying units of the Issuer purchased by the Reporting Person in private placements conducted prior to and in connection with the Issuer’s initial public offering. This amount includes 220,000 shares of common stock issuable upon the exercise of warrants underlying units, as well as 1,100,000 shares of common stock issuable upon the exercise of warrants held by the Reporting Person; also includes 685,289 shares of common stock and 1,892,500 warrants to purchase common stock issued in exchange for debt payable by the Company to the Reporting Person.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of The Greenrose Holding Company Inc., a Delaware corporation (the “Company”, or the “Issuer”). The Company’s principal executive office is located at 111 Broadway, Amityville, NY 11701.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by and on behalf of Greenrose Associates LLC, is a New York limited liability company (the “Reporting Persons”).

The Reporting Person is governed by a board of managers, including William F. Harley III, Daniel Harley and Brendan Sheehan. Any action by the Reporting Person with respect to the Issuer or the Issuer’s securities held by the Reporting Person, including voting and dispositive decisions, requires at least a majority vote of the managers of the board of managers. Under the so-called “rule of three”, because voting and dispositive decisions are made by a majority of the managers, none of the managers is deemed to be a beneficial owner of Issuer’s securities held by the Reporting Person, even those in which such manager holds a pecuniary interest. Accordingly, none of the managers on the Reporting Person’s board of managers is deemed to have or share beneficial ownership of the securities held by the Reporting Persons.

(b)	The address of the principal business office of the Reporting Persons is: 111 Broadway, Amityville, NY 11701

(c)	The principal business of Greenrose Associates LLC is its investment in The Greenrose Holding Company Inc.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violations with respect to such laws.

(f)	Greenrose Associates LLC is a limited liability company organized under the laws of the State of New York.

Item 3. Source or Amount of Funds or Other Consideration.

On February 3, 2022, The Greenrose Holding Company Inc. (“Greenrose” or the “Company”) entered into an exchange agreement (the “Exchange Agreement”) with Greenrose Associates LLC, the Company’s sponsor (the “Sponsor”) to convert $3,250,000 in aggregate principal amount of promissory notes and convertible notes (the “Sponsor Notes”) into (i) 685,289 shares of unregistered common stock of the Company, par value of $0.0001 per share, and (ii) 1,892,500 non-callable private warrants entitling the holder thereof to purchase one share of Common Stock at $11.50 per share through expiration November 26, 2026, five (5) years from the date of the Company’s initial business combination. The non-callable private warrants are not publicly traded and contained the same terms and conditions as the private warrants issued to the Company’s Sponsor and the Company’s underwriters in connection with its February 11, 2020, initial public offering.

In connection with the entry of the Exchange Agreement, Greenrose issued 685,289 shares of common stock of the Company to the Sponsor in a private placement exempt from registration pursuant to Rule 506(b) of Regulation D under Section 4(a)(2) of the Securities Act of 1933, as amended. Upon the issuance of the 685,289 shares of common stock and 1,892,500 warrants of the Company, the Sponsor Notes were cancelled and are no longer outstanding.

Item 4. Purpose of Transaction.

The information in Item 3 of this Schedule 13D is incorporated herein by reference. Except as discussed in this Schedule 13D, the Reporting Persons do not have any plans or proposals with respect to the Company which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company, including, subject to applicable law, (i) to hold their Common Stock as a passive investor or as an active investor, (ii) to acquire beneficial ownership of additional Common Stock in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of Common Stock, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D, or (v) to change their intention with respect to any or all of the matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The following beneficial ownership percentages are based on a total of approximately 16,746,479 shares of Common Stock outstanding as of February 3, 2022.

(a)	The Reporting Persons may be deemed to beneficially own 8,430,289 shares of Common Stock, representing approximately 42.2% of the outstanding shares of Common Stock.

(b)	The Reporting Persons have the sole power to vote or direct the vote or to dispose or to direct the disposition of 8.430,289 shares of Common Stock.

(c)	Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Common Stock in the past 60 days.

(d)	To the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibit

Exhibit A –	Exchange Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated February 4, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

GREENROSE ASSOCIATES LLC

By:	/s/ William F. Harley III
	Name:	William F. Harley III
	Title:	Manager

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